---------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10-SB/A
                                 AMENDMENT NO. 2


                           ---------------------------

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                           ---------------------------

                             BEDFORD HOLDINGS, INC.
                 (Name of Small Business Issuer in Its Charter)

                 NEW JERSEY                                13-3901466
       (State or Other Jurisdiction of                  (I.R.S. Employer
       Incorporation or Organization)                  Identification No.)

                  90 WEST STREET
              NEW YORK, NEW YORK 10005                       10005
       (Address of Principal Executive Offices)            (Zip Code)

                                 (212) 385-3600
              (Registrant's Telephone Number, Including Area Code)

    SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: (None)
       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                         Common Stock, without par value
                                (Title of Class)

                                TABLE OF CONTENTS

PART I
Item 1   Description of Business...............................................3
Item 2   Management's Discussion and Analysis of Financial Condition and
         Results of Operations.................................................9
Item 3   Description of Property..............................................15
Item 4   Security Ownership of Certain Beneficial Owners and Management.......15
Item 5   Directors, Executive Officers, Promoters and Control Persons.........16
Item 6   Executive Compensation...............................................16
Item 7   Certain Relationships and Related Transactions.......................17
Item 8   Description of Securities............................................17

PART II
Item 1   Market Price of and Dividends on the Registrant's Common Equity
         and Other Shareholder Matters. ......................................18
Item 2   Legal Proceedings....................................................18
Item 3   Changes In and Disagreements With Accountants........................19
Item 4   Recent Sales of Unregistered Securities..............................19
Item 5   Indemnification of Directors and officers............................19

PART F/S
Financial Statements...........................................................1

PART III
Item 1   Index to Exhibits....................................................20
Item 2   Description of Exhibits,.............................................20

PART I

ITEM I DESCRIPTION OF BUSINESS

                                    BUSINESS

      Bedford Holdings, Inc., (the "Company") was established in 1996 as a holding company for Allen & Pierce Securities, Inc., a broker-dealer ("Allen & Pierce"), and with a view toward acquiring other businesses. Allen & Pierce was established by Mr. Leon Zapoll, a former Russian citizen, to engage in a general securities and commodities brokerage business, and has been in business since 1989. Allen & Pierce is registered as a securities broker-dealer with the U.S. Securities and Exchange Commission and as an introducing broker with the U.S. Commodities Futures Trading Corporation.


      With the disintegration of the former USSR and the opening of the Russian economy in the early 1990s the Company saw an opportunity to take advantage of Mr. Zapoll's language and knowledge of the countries of the former USSR to develop a new source of brokerage business. Mr. Zapoll traveled extensively in Russia and Uzbekistan in the early 1990s and was successful in developing a significant number of new trading accounts which, over the next several years yielded substantial commission revenues. With the turmoil in the Russian economy of the mid to late 1990s Russian government severely restricted the ability of Russian citizens to maintain securities and commodities trading accounts abroad. These restrictions, coupled with substantial losses suffered by certain of the Company's customers, resulted in a precipitous drop in the Company's commission revenues. In 1997, seeking to replace the lost commission revenues, the Company turned to commodities trading for its own account. However, in part because of its limited capital, its trading activities generated losses rather than gains. In late 1997 the Company began to develop a new business strategy. The first prong of this strategy was designed to take advantage of the contracts Mr. Zapoll had made through travels in the former USSR. Mr. Zapoll had found that in both Russia and Uzbekistan privatization was creating a large number of private business enterprises with one thing in common - -- a serious and immediate need for capital. The strategy which the Company devised was to use the Company's "window to Wall Street" as a broker-dealer to open access to the U.S. capital market for these companies.


      In October, 1997 the Company entered into an agreement with ZAO AO VENCO, a privately held Russian company owning a stake of approximately 60% in a privately owned Russian oil company which holds development rights to five oil fields in Siberia. Under this agreement, the Company was to issue 52% of its common stock to the President of ZAO AO VENCO in exchange for the shares it was acquiring. In addition, the Company was to raise at least $35 million dollars to finance the construction of a pipeline connecting the oil fields to the main pipeline running through Siberia. The Company was unable to raise the required financing, in part due to unsettled conditions in Russia, and in 1998 the parties terminated that agreement by mutual consent.

      The countries of the former USSR vary widely in both social stability and governmental attitudes toward outside investment. The Company has selected Uzbekistan as having the most promising combination of business enterprises and government policies toward outside capital. Uzbekistan is the third-largest of the former USSR, and a major manufacturing center for the aircraft and automotive industries, as well as being rich in natural resources. In early 1998 the Company began discussions with O'zsanoatqurilishbank, a substantially privatized Uzbekistan bank ("SQ Bank") with a view toward creating an opening to the U.S. capital markets for the bank and its customers.

      In March, 1999 the Company entered into an Exchange Agreement under which it offered to exchange shares representing 80% of its outstanding common stock for the outstanding common shares of SQ Bank. If this exchange offer had been successfully concluded, SQ Bank would have become a subsidiary of the Company, and if all SQ Bank shareholders had accepted the offer the former shareholders of SQ Bank would have owned 80% of the Company's stock.

      In early May of 1999 the parties jointly determined that as a result of various uncertainties in Uzbekistan, none of which related specifically to SQ Bank, the exchange offer should be suspended for an indefinite period of time, and that neither of the parties would have any further obligation under the exchange agreement. The Company anticipates that if and when the various uncertainties in Uzbekistan are resolved, the parties may reinstate the exchange offer, but neither party is obligated to do so and no assurances can be given in that regard.

      The second prong of the Company's strategy is to take advantage of the Company's unique characteristics to target certain niche markets in the securities and commodities brokerage field in which the Company believes it has a competitive advantage. The Company is in the process of installing an online trading system. Unlike most smaller brokerage firms with an online presence, the system being installed by the Company will provide for execution of both securities and commodities trades. The Web page will appear in four languages-English, French, Russian and either German or Chinese. The Company believes that in many cases high net worth individuals whose first language is not English, and companies owned by such individuals, are more comfortable dealing in their native language in financial matters and will find the Company's system attractive. Initially the system will provide for transmission over the Internet of customer orders to the Company's offices and immediate verification of the customer's margin status. Thereafter, the actual trade will be executed by an Allen & Pierce broker through telephone connection to the appropriate stock exchange, commodities exchange or other market via telephone to the floor broker or market maker. This system will allow direct supervision of the trades by a responsible individual during the initial development of the system. It is anticipated that at a later date execution will be fully automated.


      The Company is currently in the process of making a final selection of the vendor for its online trading system. Were the Company to buy the system outright, the cost would be approximately $45,000 to $50,000. The Company contemplates leasing the system, rather than buying it, under a lease which will require payments of approximately $5,000 per month, which would include 2,000 trades per month. For trades exceeding 2,000 in any month, the charge to the Company would be $1.50 per trade.

      Pending installation of the online trading system, the Company has not been actively pursuing new accounts. However, it has received on an unsolicited basis, and executed, several orders from one U.S. customer. Aside from this limited activity, the Company does not have any current source of revenues, and does not anticipate having a source of current revenues until its online trading system becomes operational.


                                   COMPETITION
Securities Business

      There is significant competition in all aspects of the securities business. In addition to competition from firms currently in the securities business, there has been increasing competition from other sources, such as commercial banks and investment boutiques. As a result of pending legislative and regulatory initiatives in the U.S. to remove or relieve certain restrictions on commercial banks, it is anticipated that competition in some markets currently dominated by investment banks and securities firms may increase in the near future. Such competition could also affect the Company's ability to attract and retain highly skilled individuals to conduct its businesses. The principal competitive factors influencing the Company's business are expected to be its existing client relationships, and its market capabilities. The Company's ability to compete effectively in securities brokerage and investment banking activities will also be influenced by the adequacy of its capital levels.

                                    EMPLOYEES


      At June 30, 1999, the Company had 2 employees, Mr. Zapoll and Mr. Samila. Both employees devote substantially all of their time during regular business hours to the business of Bedford and its Allen & Pierce subsidiary. Until the suspension of arrangements with SQ Bank, both were engaged primarily in completing negotiations and contractual arrangements for that transaction. Following suspension of the SQ Bank transaction, both employees have been devoting their efforts toward development of the Company's proposed online trading system, including planning, identifying vendors for that system and negotiating terms for installation. The vendor the Company has tentatively selected to provide the system requires that the Company's Allen & Pierce subsidiary be registered as a broker-dealer in all 50 states, and this activity is occupying significant amounts of management's time. See Item 5.


                                   REGULATION

      The Company's business and the securities industry in general are subject to extensive regulation in the U.S. at both the Federal and state level, as well as by industry Self Regulatory Organizations ("SROs"). A number of Federal regulatory agencies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets. The Securities and Exchange Commission ("Commission") is the Federal agency that is primarily responsible for the regulation of broker-dealers and investment advisers doing business in the U.S., and the Commodities Futures Trading Corporation ("CFTC") is primarily responsible for the regulation of the futures business. In addition, the Department of the Treasury and the Municipal Securities Rulemaking Board have the authority to promulgate regulations relating to U.S. government and agency securities and to municipal securities, respectively, and the Board of Governors of the Federal Reserve System promulgates regulations applicable to securities credit transactions involving broker-dealers and certain other U.S. institutions. Broker-dealers and investment advisers are subject to registration and regulation by state securities regulators in those states in which they conduct business. Industry SROs, each of which has authority over the firms that are its members, include the NASD, the NYSE and other securities exchanges, the National Futures Association (the "NFA") and the commodities exchanges.

      Allen & Pierce is registered as a broker-dealer with the Commission and is a member of, and subject to regulation by, a number of securities industry SROs, including the NASD. Allen & Pierce is also registered as a broker-dealer in New York, and as an introducing broker with the CFTC.


      As a result of registration and SRO memberships, U.S. Broker-Dealers are subject to overlapping schemes of regulation which cover all aspects of their securities business. Such regulations cover matters including capital requirements, the use and safekeeping of customers' funds and securities, record keeping and reporting requirements, supervisory and organizational procedures intended to assure compliance with securities laws and rules of the SROs and to prevent the improper trading on "material nonpublic" information, employee-related matters, limitations on extensions of credit in securities transactions, and clearance and settlement procedures. A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, the U.S. Broker-Dealers in some instances may be required to make "suitability" determinations as to certain customer transactions, are limited in the amounts that they may charge customers, cannot trade ahead of their customers and must make certain required disclosures to their customers.

      Allen & Pierce Securities, as a registered introducing broker, is subject to the capital and other requirements of the CFTC under the Commodity Exchange Act. These requirements include the provision of certain disclosure documents, prohibitions against trading ahead of customers and other fraudulent trading practices, provisions as to the handling of customer funds and reporting and record keeping requirements.

      U.S. Broker-Dealers are also subject to "Risk Assessment Rules" imposed by the Commission and by the CFTC. These rules require, among other things, that certain broker-dealers and introducing brokers maintain and preserve certain information, describe risk management policies and procedures and report on the financial condition of certain affiliates whose financial and securities activities are reasonably likely to have a material impact on the financial and operational condition of the broker-dealers or introducing brokers. Affiliates of the U.S. Broker-Dealers and the activities conducted by such affiliates may not be subject to regulation by the Commission or the CFTC. However, the possibility exists that, on the basis of the information that they obtain from the Risk Assessment Rules, the Commission or CFTC could seek legislative or regulatory changes in order to expand their authority over the Company's unregulated activities either directly or through their existing authority over the Company's regulated subsidiary.

      Additional legislation and regulations, including those relating to the activities of affiliates of broker-dealers, changes in rules promulgated by the Commission, the CFTC or other U.S. or foreign governmental regulatory authorities and SROs or changes in the interpretation or enforcement of existing laws and rules may adversely affect the manner of operation and profitability of the Company. Among other things, the SEC has recently become active in the enforcement of its regulations in the area of online trading activities in an effort to curb various abuses which have occurred in that area. It may be anticipated that such enforcement will continue or increase, and that additional regulations may be adopted, some of which could adversely affect the Company's plans to move into this area.

      The Company's businesses may be materially affected not only by regulations applicable to it as a financial market intermediary, but also by regulations of general application. For example, the volume of the Company's proposed investment banking businesses in any year could be affected by, among other things, existing and proposed tax legislation, antitrust policy and other governmental regulations and policies (including the interest rate policies of the Federal Reserve Board) and changes in interpretation or enforcement of existing laws and rules that affect the business and financial communities.

                            NET CAPITAL REQUIREMENTS

      As a broker-dealers registered with the Commission, Allen & Pierce Securities is subject to the capital requirements of the Commission. These capital requirements specify minimum levels of capital, computed in accordance with regulatory requirements ("net capital"), that the U.S. Broker-Dealers are required to maintain and also limit the amount of leverage that the U.S. Broker-Dealers are able to obtain in their businesses. As an introducing broker, Allen & Pierce is also subject to the capital requirements of the CFTC.


      Under the method selected by Allen & Pierce for computing its net capital requirements, it is required by the Commission to maintain regulatory net capital, computed in accordance with the Commission's regulations, equal to the lesser of $100,00 or 6 2/3% of Aggregate Indebtedness calculated in accordance with Commission regulations. Further, under CFTC and CBOT capital regulations, Allen & Pierce Securities must maintain capital in an amount equal to at least the lesser of $30,000 or $3,000 per associated person. For purposes of the net capital requirements, Allen & Pierce Securities is treated as a separate entity, and not consolidated with Bedford Holdings. The following table sets forth selected financial data for Allen & Pierce Securities as a separate entity as of, and for the three months ended, March 31, 1999.

         Current Assets                               $205,549
         Total liabilities                               2,000
         Long-term assets                                8,451
         Fixed assets                                  100,910
         Accumulated depreciation                       62,900
         Interest income                                   168
         Other expenses                                 45,274
         Net loss                                      (45,106)


      "Net capital" is essentially defined as net worth (assets minus liabilities, as determined under generally accepted accounting principles), plus qualifying subordinated borrowings, less the value of all of a broker-dealer's assets that are not readily convertible into cash (such as goodwill, furniture, prepaid expenses, exchange seats and unsecured receivables), and further reduced by certain percentages (commonly called "haircuts") of the market value of a broker-dealer's positions in securities and other financial instruments.

      A failure by a U.S. Broker-Dealer to maintain its minimum required capital would require it to cease executing customer transactions until it came back into capital compliance, and could cause it to lose its right to registration with the Commission or CFTC, or require its liquidation. Further, the decline in a U.S. Broker-Dealer's net capital below certain "early warning levels," even though above minimum capital requirements, could cause material adverse consequences to the firm. For example, the Commission's capital regulations prohibit payment of dividends, redemption of stock and the prepayment of subordinated indebtedness if a broker-dealer's net capital thereafter would be less than 120% of the minimum dollar amount required and prohibit principal payments in respect of subordinated indebtedness if a broker-dealer's net capital thereafter would be less than 120% of the minimum dollar amount required or $36,000 or $4,500 per associated person.


      The Commission's capital rules also (i) require that the U.S. broker-dealers notify the Commission and, the CFTC, in writing, two business days prior to making withdrawals or other distributions of equity capital or lending money to certain related persons, if those withdrawals would exceed, in any 30 day period, 30% of the broker-dealer's excess net capital and that they provide such notice within two business days after any such withdrawal or loan that would exceed, in any 30 day period, 20% of the broker-dealer's excess net capital, (ii) prohibit a U.S. broker-dealer from withdrawing or otherwise distributing equity capital or making related party loans if after such distribution or loan, the U.S. broker-dealer has net capital of less than 120% of the minimum dollar amount required and in certain other circumstances, and
(iii) provide that the Commission may, by order, prohibit withdrawals of capital from the U.S. broker-dealers for a period of up to 20 business days, if the withdrawals would exceed, in any 30 day period, 30% of the broker-dealer's excess net capital and the Commission believes such withdrawals would be detrimental to the financial integrity of the firm or would unduly jeopardize the broker-dealer's ability to pay its customer claims or other liabilities.

      Compliance with regulatory capital requirements could limit those operations of Allen & Pierce that require the intensive use of capital, such as trading activities, and the financing of customer account balances, and also could restrict the Company's ability to withdraw capital from Allen & Pierce, which in turn could limit the Company's ability to pay dividends, pay interest, repay debt, and redeem or purchase shares of its outstanding capital stock.


      The Company believes that at all times Allen & Pierce has been in compliance in all material respects with the applicable minimum capital rules of the Commission, and the CFTC except for one instance in 1992 when Allen & Pierce was assessed a modest penalty by the NASD for violation of its net capital rules. As of March 31, 1999, Allen & Pierce Securities was required to maintain minimum "net capital," in accordance with Commission and CFTC rules, of approximately $100,000 and had total net capital of $203,549.


YEAR 2000 DISCLOSURE


      The Company in its securities and commodities transactions acts as an introducing broker. Actual transaction records are prepared by its clearing broker. The Company's brokerage operations are also dependent upon continuing quotation information provided by E.D.F. Man International, and on the availability of financial information provided by Bloomberg L.P. Since the Company is entirely dependent on outside vendors with respect to these portions of its operations, there can be no assurance that the necessary modifications and conversions by the vendors will be adequate or completely thorough. In view of the Company's extremely limited operations currently and its expected limited activities until installation of its online trading system is completed, the Company does not believe that failure of any of its current vendors to complete necessary modifications and conversions would have a material effect on its operations, and it is not taking, and does not intend to take, any actions to obtain assurance that these vendors will become Year 2000 compliant in a timely fashion. Failure of either of these vendors to become compliant in a timely fashion would require the Company to delay implementation of its online trading system until compliance is achieved. The Company does not have any contingency plans to deal with any possible failure by E.D.F Man International or Bloomberg LP to become Year 2000 compliant, and does not have any intention of developing such plans aside from keeping abreast of developments in the brokerage industry in this area through trade publications and trade associations. The Company will select a vendor for its online trading system only if it receives adequate assurances from the vendor that the new system will be Year 2000 compliant. The total cost to the Company associated with the required modifications and conversions are not expected to be material to the Company's results of operations and financial position and are being expensed as incurred.


ITEM 2 - MANAGEMENT'S DISCUSSION OF ANALYSTS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and the Company's actual results could differ materially from those forward-looking statements. The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereto.

OVERVIEW

      The Company is a holding company for Allen & Pierce, a securities and commodities broker which was established in 1989 by Mr. Leon Zapoll, a former Russian citizen, and Mr. Robert Samila, to engage in a general securities and commodities brokerage business. For its initial two years, Allen & Pierce carried out a general securities and commodities brokerage business. With the disintegration of the former USSR and the opening of the Russian economy in the early 1990s the Company saw an opportunity to take advantage of Mr. Zapoll's language and knowledge of the former USSR to develop a new source of brokerage business. Mr. Zapoll traveled extensively in Russia and Uzbekistan in the early 1990s and was successful in developing a significant number of new trading accounts which, over the next several years yielded substantial commission revenues. With the turmoil in the Russian economy of the mid to late 1990s Russian government prohibited Russian citizens from maintaining securities and commodities trading accounts abroad. This restriction, coupled with substantial losses suffered by certain of the Company's customers, resulted in a precipitous drop in the Company's commission revenues. In 1997, seeking to replace the lost commission revenues, the Company turned to commodities trading for its own account. However, in part because of its limited capital, its trading activities generated losses rather than gains. In late 1997 the Company began to develop a new business strategy designed to take advantage of the contracts Mr. Zapoll had made through his earlier travels in the former USSR.


RESULTS OF OPERATIONS


      Revenues declined from $120,580 for the year ended December 31, 1997 to ($219,011) for the fiscal year ended December 31, 1998. The primary factors contributing to this decline were the reduction in commission revenues and interest income. The Company's commission revenues declined from $348,480 in 1997 to $0 in 1998. This decline was due to the complete absence in 1998 of any brokerage transactions as a result primarily of the cessation of exchange futures and other commodities trading in the U.S. by its customers in the states of the former USSR. Interest income declined from $26,681 in 1997 to $1,205 in 1998 because market losses reduced the amount of funds on deposit. In late 1997 the Company, in an effort to offset the reduced commission revenues, began proprietary trading for its own account. It incurred losses in such trading of $254,581 in 1997 and $220,216 in 1998, a decrease of 13.5%. As of the first quarter of 1999 the Company had ceased proprietary trading for its own account, and does not contemplate any such trading in the future. The Company is not presently soliciting new brokerage accounts pending completion of the installation of its online trading system. Its only source of revenue is limited amounts of brokerage commissions generated through unsolicited orders of one substantial customer. This situation is expected to continue until installation of the proposed online trading system has been completed. The Company expects that this will occur by the end of calendar 1999.


      Expenses increased by 6% from $362,907 to $384,846 for the fiscal years ended December 31, and 1997 and 1998, respectively. The increase was due to a 46% increase in salary expense, as the Company's President had taken no salary in 1997 and took a $10,200 salary in 1998, and $9,273 in interest expense incurred for the fiscal year ended December 31, 1998 as a result of the short-term borrowings referred to below.

      The Company ceased its trading operations for its own account in January of 1999, resulting in a reduction in the trading loss for the quarter ended March 31, 1999 from ($121,087) to ($4,874). Interest expense of $16,994 for the quarter ended March 31, 1999 was the result of the short term borrowing described below. The Company had not done any such borrowing in the quarter ended March 31, 1998.

LIQUIDITY AND CAPITAL RESOURCES

      The increase in total assets from $296,168 as of December 31, 1997 to $1,879,229 as of December 31, 1998 reflects primarily borrowed funds. The elimination of commission revenues commencing in mid-1997 severely impacted the Company's liquidity. In order to sustain its operations while the Company began implementing its new business strategy, the Company found it necessary to resort to short-term borrowing. During the period from April, 1998 through

January 31, 1999, the Company issued unsecured promissory notes in an aggregate principal amount of approximately $2.2 million to 6 accredited investors, including one corporation and 5 individuals. The terms of these notes ranged from 1 month through 1 year and the notes bore interest at prime except for $25,000 in principal amount which bore interest at 20%. As of December 31, 1998 the aggregate amount of such notes outstanding was $2,191,531. The increase in the Company's cash position from $40,982 as of December 31, 1997 to $1,760,372 was due entirely to such borrowing. The 66% decline in receivables from brokers (representing cash held by the Company's clearing broker and one broker abroad) was the result of the decline in the Company's commission business.


      During the quarter ended March 31, 1999 the Company repaid a substantial amount of the short term borrowing it had done during the year ended December 31, 1998, reducing the amount of its short-term loans payable from $2,191,531 to $661,561. The bulk of these funds had been retained in the Company's bank account, and repayment of the loans was made from this source. The Company determined that in view of its having ceased trading for its own account the proceeds of these additional borrowings were not required for liquidity purposes.

      As of March 31, 1999 the Company's liquidity position was precarious. In the absence of substantial additional revenues, or the raising of additional capital, the Company's ability to continue operations is dependent upon the willingness of its short-term lenders to continue rolling over their loans to the Company. There can be no assurance that these lenders will continue to renew their loans. If any substantial portion of such lenders were to require payment in full of such loans the Company would not be a position to make additional equity investments or subordinated loans to maintain the net capital requirements of Allen & Pierce Securities, Inc. and would be forced to terminate its operations as a broker-dealer, which would severely impact the Company's ability to carry out its plan of operations and to continue as a going concern.


ITEM 3 - DESCRIPTION OF PROPERTY

      The Company's offices are presently located at 90 West Street, New York, New York and occupy approximately 1,800 square feet under a lease currently extending through 1999. The Company believes this space will be sufficient for its operations for the foreseeable future. The Company's requirements are limited to general-purpose office space, and the Company believes that at the present time such space is readily available in downtown New York.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


      The following table sets forth, as of June 30, 1999, certain information with respect to the Company's equity securities believed by the Company to be owned of record or beneficially by (i) each Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

Title of Class        Name and Address of Beneficial Owner       Number of Shares   % of Class
--------------        ------------------------------------       ----------------   ----------
Common Stock          Leon Zapoll                                20 million         94.1%
                      36 Wescott St.
                      Old Tappan, NJ 07675

Common Stock          Robert Samila                                      --           --
                      617 Salem Road
                      Union, NJ 07083

All Officers
and Directors as
a group                                                          20 million         94.1%


      The beneficial owners of securities listed above have sole investment and voting power with respect to such shares. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS


      The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms and until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.

Name           Age  Positions                            Date became director or
                                                         executive officer


Leon Zapoll    48   President and Director               July 1996
Robert Samila  57   Chief Financial Officer, Secretary,  July 1996
                    Treasurer and Director


      There are no family relationships between any of the directors and executive officers. There was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.


      LEON ZAPOLL. Mr. Zapoll has been the President of the Company or Allen & Pierce Securities, its predecessor, since 1989. He became an officer and director of the Company upon its organization as a holding company in 1996, and is licensed by the Commodities Futures Trading Corporation as a commodities principal and an associated person.

      ROBERT SAMILA. Mr. Samila has been the Chief Financial Officer of the Company or Allen & Pierce Securities, its predecessor, since 1989. He became an officer and director of the Company upon its organization as a holding company in 1996. Prior to that time he was employed in various capacities by a number of firms in the securities industry, and as an examiner for the National Association of Securities Dealers, Inc. He is qualified as a general securities principal, financial operations principal, registered options principal, and municipal bond principal, and is licensed by the Commodities Futures Trading Corporation as a supervising sole principal, associated person and commodities principal. He is registered as a Branch Manager with the New York Stock Exchange and was in the past an Allied Member of the American Stock Exchange. He is currently licensed as a salesperson in the state of New York and as in the past been licensed in a number of other states. He holds a bachelor's degree in Business Administration from Seton Hall University.


ITEM 6 EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

      The Summary Compensation Table shows certain compensation information for services rendered in all capacities during each of the prior three (3) fiscal years. No bonuses or stock options were granted and no additional compensation was paid or deferred.

                               Annual compensation


                                                                  OTHER           RESTRICTED     SECURITIES
NAME AND PRINCIPAL                                                ANNUAL          STOCK          UNDERLYING
POSITION                           YEAR    SALARY      BONUS      COMPENSATION    AWARDS         OPTIONS/SARs
Leon Zapoll, President             1998    10,200         0             0             0               0
                                   1997    --             0             0             0               0
                                   1996    --*            0             0             0               0
Robert Samila Chief Financial      1998    $22,100        0             0             0               0
Officer, Treasurer and
Secretary
                                   1997    $22,100        0             0             0               0
                                   1996    $22,100        0             0             0               0


* Prior to August, 1996, Allen & Pierce Securities, Inc. operated as an S Corporation; Mr. Zapoll was its sole shareholder. It showed a loss for the 1996 partial year.

COMPENSATION OF DIRECTORS

      No Director receives or has received any compensation from the Company for service as a member of the Board of Directors.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Not applicable.

ITEM 8 - DESCRIPTION OF SECURITIES

COMMON STOCK


      The Company's Certificate of Incorporation authorizes the issuance of 40 million shares of Common Stock, without par value, of which 21,243,000 shares were issued and outstanding as of June 30, 1999. Holders of shares of Common Stock are entitled to one vote for each, share on all matters to be voted on by the shareholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.


TRANSFER AGENT

      The Company's transfer agent is the American Securities Transfer Inc. division of Wells Fargo.

PART II

ITEM I - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATTON

      The Company's Common Stock is quoted under the symbol "BFHI" on the NASDAQ Electronic Bulletin Board. The following table sets forth the high and low bid prices for shares of the Company Common Stock for the periods noted, as reported by the NASD. NASDAQ Bulletin Board. Quotations reflect inter dealer prices, without retail markup, mark down or commission and may not represent actual transactions.


                                                                 BID PRICES
YEAR           PERIOD                                        HIGH          LOW

1997           Third Quarter                                $0.825        $0.25
               Fourth Quarter                               $1.125        $0.60
1998           First Quarter                                $0.625        $0.625
               Second Quarter                               $1.125        $0.625
               Third Quarter                                $1.125        $0.688
               Fourth Quarter                               $2.875        $2.25
1999           First Quarter                                $2.25         $0.438
               Second Quarter                               $2.25         $1.00

      The Company's securities were not publicly traded prior to August, 1997. As of June 15, 1999 the reported bid price for the Company's common stock was $2.00 per share.


SHAREHOLDERS


      As of June 30, 1999, the Company had 21,243,500 shares of Common Stock outstanding held by 10 shareholders of record.


DIVIDENDS

      The Company has not paid cash dividends on its Common Stock in the past and does not anticipate doing so in the foreseeable future.

ITEM 2 - LEGAL PROCEEDINGS

      The Company is not currently involved in any litigation.

ITEM 3 CHANGES IN AND DISAGREEMENTS WTTH ACCOUNTANTS

      Effective July, 1996 Donahue Associates, Inc., Certified Public Accountants, were engaged by the Company as their principal accountant to audit the Company's financial statements. There have been no changes in accountants or disagreements of the type required to be reported under this Item 3 between the Company and its independent auditors since their date of engagement, nor during the Company's two most recent fiscal years or any later interim period.

ITEM 4 RECENT SALES OF UNREGISTERED SECURITIES


      In July of 1996, the Company issued 20 million shares of its Common Stock to Mr. Zapoll in exchange for all of the outstanding capital stock of Allen & Pierce Securities, and completed an offering of 1.2 million shares of its Common Stock at a price of $0.25 per share to a total of 2 accredited investors and 17 non-accredited investors. Aggregate proceeds of that offering were $300,000. The sales were made in reliance on the Commission's Rule 504 under the Securities Act of 1933, as amended.

      During the period from April, 1998 through January 31, 1999, the Company issued unsecured promissory notes in an aggregate principal amount of $2,191,531 to 6 accredited investors, including 1 corporation and 5 individuals. The terms of these notes ranged from 1 month through 1 year and the notes bore interest at prime. These notes were issued in reliance on the exemption of Section 4(2) of the Securities Act of 1933, as amended. The Company also issued a similar unsecured promissory note in the amount of $25,000 and bearing interest at 20% to one individual who, it later determined, was not an accredited investor. Based on discussions with this investor and knowledge of his prior stock market activities, the Company believes that he was a sophisticated investor, and the Company's management made itself available to answer questions and made available to him such information about the Company and the investment as he requested. However the Company was unable to document the exemption it believed was available and accordingly, rather than leave the issue open the Company repaid the loan with interest immediately upon determining that the investor was not accredited.


      In 1997, the Company issued 6 million shares of its common stock to SQ Bank as a good faith deposit based on the assumption that the two companies would merge. Since the parties subsequently negotiated a different arrangement, those shares were canceled by mutual agreement in March, 1999.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Corporation laws of the State of New jersey and the Company's Certificate of Incorporation provide for indemnification of the Company's Directors for liabilities and expenses that they may incur in such capacities. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. The personal liability of the Directors is also limited as provided in the Company's Certificate of Incorporation.

PART F/S

FINANCIAL STATEMENTS

      The Financial Statements required by this Item are included at the end of this report beginning on Page F1.

                             BEDFORD HOLDINGS, INC..
                        CONSOLIDATED FINANCIAL STATEMENTS
                          As of and for the Years ended
    December 31, 1998 and 1997 and the Quarter ended March 31, 1999 and 1998
                                   (Unaudited)
                             BEDFORD HOLDINGS, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors.................................................1
Consolidated Financial Statements of Bedford Holdings, Inc. and subsidiary:
        Consolidated statement of Financial Condition as of December 31, 1998 and December 31, 1997, and March 31, 1999 (Unaudited)................2
        Consolidated Statements of Operations for the years ended
          December 31, 1998 and 1997 and the quarters ended March 31, 1999 and 1998 (Unaudited)
        Consolidated Statements of Shareholders' Equity (Deficit) for the years ended December 31, 1998 and 1997 and the quarter ended
          March 31, 1999.......................................................3
        Consolidated Statements of Cash flows for the years ended
          December 31, 1998 and 1997 and the quarters ended March 31, 1999 and 1998 (Unaudited).................................................4
        Notes to Consolidated Financial Statements.............................5

                            DONAHUE ASSOCIATES, INC.
                          CERTIFIED PUBLIC ACCOUNTANTS
               353 Main Street, Chatham, NJ. 07928 (973) 635-2111
                           INDEPENDENT AUDITORS REPORT

The Shareholders Bedford Holdings Inc.

      We have audited the accompanying balance sheets of Bedford Holdings Inc. as of December 31, 1998 and December 31, 1997 and the related statements of income and change in owners' equity, and cash flows for the fiscal years ended December 31, 1998 and December 31, 1997. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bedford Holdings Inc. as of December 31, 1998 and December 31, 1997 and the results of operations and cash flows for the fiscal years ended December 31, 1998 and December 31, 1997 in conformity with generally accepted accounting principles consistently applied.

Brian Donahue
Chatham, NJ.
March 7, 1999

                      BEDFORD HOLDINGS INC. AND SUBSIDIARY
    CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31,1998 AND
                DECEMBER 31, 1997 AND MARCH 31, 1999 (UNAUDITED)

                                                            YEARS ENDED DECEMBER 31   QUARTER ENDED MARCH 31
                                                            -----------------------   ----------------------
                                                               1998         1997              1999
ASSETS

Cash                                                        $ 1,760,372   $  40,982        $   206,045
Receivables from Brokers                                         66,796     195,295             10,423
Fixed Assets (net of accumulated
depreciation of $62,899)                                         38,010      52,144             35,050
Other Assets                                                     14,051       7,747             14,051
                                                            -----------   ---------        -----------
Total Assets                                                $ 1,879,229   $ 296,168        $   265,569
                                                            -----------   ---------        -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses                       $     8,405   $  12,518        $     2,000
Short term loans payable                                      2,191,531           0            661,561
Common Stock, nonpar value, 40,000,000 shares
authorized 27,250,000 shares issued and
27,243,500 outstanding stated value $.001 per
share, including 6,500 shares of treasury stock                  27,243      27,243             27,243
Treasury Stock                                                   (6,500)     (6,000)            (6,500)
Contributed Capital in excess of stated value                   963,445     963,445            963,445
Retained Deficit                                             (1,304,895)   (701,038)        (1,382,180)
                                                            -----------   ---------        -----------
Total Liabilities and Shareholders' Equity                  $ 1,879,229   $ 296,168        $   265,569
                                                            -----------   ---------        -----------

          Please see accompanying notes to these financial statements.

                      BEDFORD HOLDINGS INC. AND SUBSIDIARY
   CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEARS ENDING DECEMBER 31,1998
                AND DECEMBER 31, 1997 AND FOR THE QUARTERS ENDED
                  MARCH 31, 1999 AND MARCH 31, 1998 (UNAUDITED)


                                                      YEARS ENDED DECEMBER 31        QUARTER ENDED MARCH 31
                                                     ------------------------      --------------------------
                                                        1998          1997             1999           1998
Revenues
                  Commissions                                $0   $   348,480      $         0    $         0
                  Interest                                1,205        26,681              167            194
                  Trading Loss                         (220,216)     (254,581)          (4,874)      (121,087)
                                                     ----------   -----------      -----------    -----------

                  Total Revenues                      ($219,011)  $   120,580           (4,706)      (120,893)

Expenses:
                  Salaries                               32,300        22,100            5,525          5,525
                  General administrative                329,843       327,377           47,100         55,226
                  Interest expense                        9,273             0           16,994              0
                  Depreciation                           13,430        13,430            2,960          2,960
                                                     ----------   -----------      -----------    -----------
                  Total expenses                        384,846       362,907           72,579         63,711
                                                     ----------   -----------      -----------    -----------

                  Net Loss                            ($603,857)    ($242,327)        ($77,285)     ($184,604)
                                                     ----------   -----------      -----------    -----------

Earnings per common share:

Basic:                                                   ($0.02)       ($0.01)          ($0.01)        ($0.01)
Diluted                                                  ($0.02)       ($0.01)          ($0.01)        ($0.01)

Weighted Average of common shares:

Basic                                                27,243,500    27,244,000       21,243,500     27,243,500
Diluted                                              27,243,500    27,244,000       21,243,500     27,243,500


          Please see accompanying notes to these financial statements.

                      BEDFORD HOLDINGS INC. AND SUBSIDIARY
   CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDING DECEMBER 31,1998
                 AND DECEMBER 31, 1997 AND FOR THE QUARTER ENDED
                  MARCH 31, 1999 AND MARCH 31, 1998 (UNAUDITED)


                                                           YEARS ENDED DECEMBER 31     QUARTER ENDED MARCH 31
                                                          ------------------------    ------------------------
                                                              1998          1997         1999          1998
Cash flows from Operating Activities:
Net Income                                                 ($603,857)    ($242,328)     ($77,285)    ($184,604)
 Adjustments to reconcile net income to cash provided
 by operating activities; add back depreciation expense       13,341        13,341         2,960         2,960
                                                          ----------    ----------    ----------    ----------
Net cash used by operating activities                       (590,516)     (228,987)      (74,325)     (181,644)

Cash flows from operating activities:
 Decrease in broker receivable                               128,499        82,631       (56,373)       34,091
 Decrease in accounts payable                                 (4,113)          621        (6,405)      (12,406)
 Increase in other assets                                     (6,304)        3,421             0             0
 Increase in short term loans payable                      2,191,531            92    (1,529,970)      254,500
 ** 1 Write off of residual fixed asset                          793
                                                          ----------    ----------    ----------    ----------

Net cash provided by operating activities                  2,309,613        86,765    (1,630,002)      276,185

Cash flows from financing activities:

Purchase of treasury stock (See Note 2)                         (500)       (6,000)
                                                          ----------    ----------    ----------    ----------

Net cash (used) provided by financing activities                (500)       (6,000)            0             0
                                                          ----------    ----------    ----------    ----------

Net increase (decrease) in cash                            1,719,390      (148,222)   (1,704,327)       94,541

Cash balance at beginning of period                           40,982       189,204     1,760,372        40,982
                                                          ----------    ----------    ----------    ----------

Cash balance at end of period                             $1,760,372       $40,982      $206,045      $135,523
                                                          ==========    ==========    ==========    ==========

Supplemental disclosures of cash flow information:

Cash paid during the year for:
 Interest                                                        -0-           -0-
 Taxes                                                           -0-           -0-


          Please see accompanying notes to these financial statements.

                      BEDFORD HOLDINGS, INC. AND SUBSIDIARY
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
       FOR THE QUARTER ENDED MARCH 31, 1999 (UNAUDITED) AND FOR THE YEARS
                 ENDING DECEMBER 31, 1998 AND DECEMBER 31, 1997


                                           Common      Contributed     Treasury         Retained      Total
                                           Stock       Capital         Stock            Earnings      Capital
                                          -------      -----------     --------         --------      -------
Balance at January 1, 1997                $21,200        $969,488           ($0)         ($458,710)  $  531,978
Purchase of Treasury Stock (See Note 2)                                  (6,000)
Net loss                                                                                  (242,328)
                                         --------        --------       -------        -----------   ----------

Balance at December 31, 1997              $21,200        $969,488       ($6,000)         ($701,038)   ($283,650)
                                         ========        ========       =======        ===========   ==========

Purchase of Treasury Stock (See Note 2)                                    (500)                           (500)

Net loss                                                                                  (603,857)    (603,857
                                         --------        --------       -------        -----------   ----------

Balance at December 31, 1998              $21,200        $969,488       ($6,500)       ($1,304,895)   ($320,707)
                                         ========        ========       =======        ===========   ==========

Net Income (loss)                                                                          (77,285)     (77,285)
                                         --------        --------       -------        -----------   ----------

Balance at March 31, 1999                 $27,243        $963,445       ($6,500)       ($1,382,180)   ($397,992)
                                         ========        ========       =======        ===========   ==========


          Please see accompanying notes to these financial statements.

                              BEDFORD HOLDINGS INC.
          NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31,1998 AND
                               DECEMBER 31, 1997

NOTE 1: ORGANIZATION

      Bedford Holdings, Inc. (the Company) is a New Jersey State Corporation formed in July, 1996 for the purpose of purchasing and holding the common stock of various companies for investment.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICTFS

      Principles of Consolidation. The consolidated financial statements include the accounts of Bedford Holdings Inc. and its wholly owned subsidiary, Allen & Pierce Securities Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

      Furniture and Fixtures. Firm assets are stated at costs and depreciation is computed on a straight line basis over the estimated useful life of the underlying assets, which range from 3 to 10 years. All major additions are capitalized. Maintenance, repairs, and minor improvements are expensed as incurred.

      Treasury Stock. The Company uses the cost method in the recording of the purchase of treasury stock. During 1998 and 1997 the Company purchased 500 shares and 6,000 shares, respectively, of its common stock for its own account.

      Short term loans payable: During 1998, the Company entered into unsecured loan agreements with various individuals. All the loans mature in fiscal 1999 and interest is calculated at the prime rate at the date of execution, except for one loan of $25,000 that carries interest of 20%. The balance represented at December 31, 1998 includes the principal due plus accrued interest as of that date.

NOTE 3: NET CAPITAL REQUIREMENTS

      The following note applies to the Company's wholly owned subsidiary, Allen & Pierce Securities, Inc.

      (A) As a broker dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3- 1, which requires that the ratio of aggregate indebtedness to the excess net capital, as defined, shall not exceed 15 to 1. In addition, the Company is required to maintain net capital, as defined, in excess of the lesser of $ 100,000 or 6 2/3% of aggregate indebtedness. As of December 31, 1998, and December 31, 1997 the Company was in excess of net capital requirements by $157,156 and $123,708, respectively and had an aggregate indebtedness to excess net capital ratio of 5.35% and 10.12%, respectively

      (B) As an introducing broker, the Company is subject to the Commodities Futures Trading Commission's Net Capital Rule 1.17 which requires the Company to maintain net capital, as defined, of the lesser of $30,000 or $3,000 per associated person, as defined. As of December 31, 1998, and December 31, 1997 the Company was in excess of net capital requirements by $227,156 and $186,209, respectively.


NOTE 4: CASH AND CASH EQUIVALENTS

      Cash and cash equivalents include certificates of deposit with maturities of less than three months.

PART III

ITEM I - INDEX TO EXHIBITS


EXHIBIT  DESCRIPTION
 NO
(3.1)    *Certificate of Incorporation
(3.2)    *Certificate of Amendment of Certificate of Incorporation
(3.3)    *Bylaws
(10)     Office Lease
(21)     *List of Subsidiaries
(23)     *Consent of Donahue Associates, Inc. Public Accountants
(27)     *Financial Data Schedule


* Previously Filed

ITEM 2 - DESCRIPTION OF EXHIBITS

      Not applicable

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                             BEDFORD HOLDINGS, INC.


                                            By: /s/ Leon Zapoll,
                                                --------------------------------
                                                Chief Executive Officer


Date:  July 23, 1999                        By: /s/ Robert Samila
                                                --------------------------------
                                                Chief Financial Officer